Conectiv Energy Supply, Inc.
Consolidated Balance Sheet
(Dollars in Millions)
(Unaudited

	As of September 30, 2005
ASSETS	
Current Assets	
Cash and cash equivalents	*
Accounts receivable	*
Accounts receivable from associated companies	*
Inventories, at average cost	*
Accounts receivable	*
Prepayments	*
Investments and Other Assets	
Goodwill and other intangibles	*
Other	*
	*
Property, Plant, and Equipment	
Property, plant, and equipment	*
Less: Accumulated depreciation	*
Net Plant	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Short term debt	*
Accounts payable	*
Interest and taxes accrued	*
Note payable to associated companies	*
Other	*
	*
Deferred Credits and Other Liabilities	
Derivative instruments	*
Other	*
	*
Capitalization	
Common stock	
Additional paid-in capital	*
Other comprehensive income	*
Retained earnings	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of
the Public Utility Holding Company Act of 1935.

Conectiv Energy Supply, Inc.
Consolidated Statements of Income
Dollars in Millions
(Unaudited)

	Nine Months Ended September 30, 2005
OPERATING REVENUES	
Electric	*
Gas	*
Other	*
	*
OPERATING EXPENSES	
Electric fuel and purchased energy and capacity	*
Gas purchased	
Cost of sales	*
Operation and maintenance	*
Depreciation and amortization	*
Taxes other than income taxes	
Impairment of assets	*
	*
OPERATING INCOME	*
OTHER INCOME	*
INTEREST EXPENSE	*
INCOME BEFORE INCOME TAXES	*
INCOME TAXES	*
NET INCOME	*

* Filed under request for confidential treatment pursuant to
Rule 104(b) of the Public Utility Holding Company Act of 1935.